EXHIBIT 99.1

Notice to Reader

FILED VIA SEDAR

Rubicon Minerals Corporation – SEDAR Project No. 02211928

Rubicon Minerals Corporation’s (“Rubicon”) proposed amendment to its Articles to include advance notice provisions as set out in Exhibit “1” to Schedule “A” of the information circular dated May 16, 2014 in connection with the Annual General and Special Meeting of Rubicon to be held on Wednesday, June 25, 2014 is being re-filed on SEDAR. The amendment to Rubicon’s Articles was revised to delete the second sentence of proposed Section 10.11(d), which read “In no event shall the adjournment or postponement of an annual meeting or special meeting or an announcement thereof commence a new time period for the giving of a Timely Notice”. Other than this amendment, the proposed amendment to Rubicon’s Articles remains unchanged.

Exhibit “1” to Schedule “A”

AMENDMENT TO ARTICLES TO INCLUDE ADVANCE NOTICE PROVISIONS

10.11                      Advance Notice for Nomination of Directors.

(a)
Subject only to the Act and these Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes electing directors, as follows:

(i)	by or at the direction of the board of directors, including pursuant to a notice of meeting;

(ii)
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)	by any shareholder of the Company (a “Nominating Shareholder”) who:

A.
at the close of business on the date of the giving of the notice provided for below in this Article 10.11 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

B.	has given timely notice in proper written form as set out in this Article 10.11.

(b)
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Company at the principal executive offices of the Company in accordance with this Article 10.11.

(c)
For a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), a Nominating Shareholder’s notice must be received by the secretary of the Company at the principal executive offices of the Company:

(i)
in the case of an annual meeting, not later than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the annual meeting; provided, however, if the first public announcement of the date of the annual meeting is less than 50 days before the meeting date, not later than the close of business on the 10th day following the day on which the first public announcement of the date of such meeting is made; and

(ii)
in the case of a special meeting of shareholders (which is not also an annual meeting) called for any purpose which includes electing directors, not later than the close of business on the 15th day following the day on which public announcement of the date of the special meeting is first made.

(d)
The time periods for giving of a Timely Notice shall in all cases be determined based on the original date of the annual meeting or the first public announcement of the annual or special meeting, as applicable.

(e)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Company must comply with all the provisions of this Article 10.11 and:

(i)	disclose or include, as applicable, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

A.	their name, age, business and residential address, and principal occupation or employment for the past five years;

B
their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Company, including the number or principal amount and the date (s) on which such securities were acquired; and

C.
any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee and the Nominating Shareholder;

(ii)	disclose or include, as applicable, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

A.
their name, business and residential address and direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Company, including the number or principal amount and the date(s) on which such securities were acquired;

B.
their  interests in, or rights or obligations associated with, an agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Company or the person’s economic exposure to the Company;

C.
any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

D.
any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

E.	any direct or indirect interest of such person in any contract with the Company or with any of the Company’s affiliates or principal competitors;

F.
a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

G.
a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

H.
any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law; and

(iii)	be accompanied by a written consent duly signed by each Proposed Nominee to being named as a nominee and to serve as a director of the Company, if elected.

(f)
The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such Proposed Nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such Proposed Nominee.

(g)
No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in this Article 10.11; provided, however, that nothing in this Article 10.11 shall be deemed to preclude a shareholder from discussing (as distinct from nominating directors) at a meeting of shareholders any matter in respect of which the shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act.

(h)
The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(i)
Any notice or other document or information required to be given to the secretary of the Company pursuant to this Article 10.11 may only be given by personal delivery, facsimile transmission or email (at such email address as stipulated from time to time by the secretary of the Company for purposes of this Article 10.11), and shall be deemed to have been given and made only at the time it is served by personal delivery or email (at the address aforesaid) or sent by facsimile transmission (provided the receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been on the subsequent day that is a business day.

(j)
Despite any other provision of this Article 10.11, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Company to present the nomination of the Proposed Nominee, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company.

(k)
Nothing in this Article 10.11 shall obligate the Company or the board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Company or board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

(l)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 10.11.

(m)	For purposes of this Article 10.11:

(i)
“public announcement” shall mean disclosure in a press release disseminated by the Company through a nationally recognized news service in Canada, or in a document filed by or on behalf of the Company for public access under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(ii)
“applicable securities law” means the applicable securities legislation in each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.